Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated April 19, 2024, except for Notes 1, 11 and 14 which are dated June 20, 2024 in Post-Effective Amendment No. 1 to the Registration Statement on Form S-1, under the Securities Act of 1933 (File No. 333-280340) with respect 1to the consolidated balance sheets of Aureus Greenway Holdings Inc. and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
December 19, 2024	Certified Public Accountants
PCAOB ID No. 1171